Exhibit 99.1

Kansas City Southern

Consolidated Financial Statements as of and for the period ended April 13, 2023 (unaudited) and audited Consolidated Financial Statements as of December 31, 2022 and for the years ended December 31, 2022 and 2021

Kansas City Southern
Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm on the Company’s Consolidated Financial Statements as of December 31, 2022 and for the two years ended December 31, 2022 and 2021 (PCAOB ID 238)	3
Consolidated Statements of Income for the period from January 1, 2023 to April 13, 2023 (unaudited) and each of the Two Years in the period ended December 31, 2022	4
Consolidated Statements of Comprehensive Income for the period from January 1, 2023 to April 13, 2023 (unaudited) and each of the Two Years in the period ended December 31, 2022	5
Consolidated Balance Sheets at April 13, 2023 (unaudited) and December 31, 2022	6
Consolidated Statements of Cash Flows for the period from January 1, 2023 to April 13, 2023 (unaudited) and each of the Two Years in the period ended December 31, 2022	7
Consolidated Statements of Changes in Equity for the period from January 1, 2023 to April 13, 2023 (unaudited) and each of the Two Years in the period ended December 31, 2022	9
Notes to Unaudited Consolidated Financial Statements	10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Kansas City Southern

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Kansas City Southern and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Kansas City, Missouri
February 3, 2023

We served as the Company’s auditor from 2017 to 2023.

Kansas City Southern and Subsidiaries
Consolidated Statements of Income

		For the year ended
	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
	(in millions of U.S. dollars)
Revenues	$998.3	$3,370.4	$2,947.3
Operating expenses:
Compensation and benefits	178.2	567.0	522.0
Purchased services	77.8	225.9	211.8
Fuel	126.1	461.7	313.6
Equipment costs	32.7	91.4	82.2
Depreciation and amortization	115.3	390.9	365.8
Materials and other	117.1	359.8	304.1
Merger costs, net	10.4	46.6	264.0
Total operating expenses	657.6	2,143.3	2,063.5
Operating income	340.7	1,227.1	883.8
Equity in net earnings of affiliates	2.4	8.7	16.7
Interest expense	(44.5)	(156.6)	(156.0)
Foreign exchange loss	(19.8)	(33.2)	(9.0)
Gain on settlement of treasury lock agreements	—	259.3	—
Other income, net	0.7	4.4	2.6
Income before income taxes	279.5	1,309.7	738.1
Income tax expense	74.1	325.9	211.1
Net income	205.4	983.8	527.0
Less: Net income attributable to non-controlling interest	0.2	1.6	1.8
Net income attributable to Kansas City Southern and subsidiaries	205.2	982.2	525.2
Preferred stock dividends	—	—	0.2
Net income available to common stockholder(s)	$205.2	$982.2	$525.0

See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Consolidated Statements of Comprehensive Income

		For the year ended
	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
	(in millions of U.S. dollars)
Net income	$205.4	$983.8	$527.0
Other comprehensive income (loss):
Unrealized gain on interest rate derivative instruments, net of tax of $42.4 million and $4.6 million	—	159.5	17.2
Reclassification of interest rate derivative instruments gain, net of tax of $(54.5) million	—	(204.8)	—
Reclassification adjustment from cash flow hedges included in net income, net of tax of $0.1 million, $0.5 million and $0.5 million	0.5	1.9	2.0
Foreign currency translation adjustments	0.7	0.6	(0.2)
Other comprehensive income (loss)	1.2	(42.8)	19.0
Comprehensive income	206.6	941.0	546.0
Less: comprehensive income attributable to non-controlling interest	0.2	1.6	1.8
Comprehensive income attributable to Kansas City Southern and subsidiaries	$206.4	$939.4	$544.2
See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Consolidated Balance Sheets

	At April 13, 2023 (Unaudited)	At December 31, 2022
	(in millions of U.S. dollars, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$223.1	$207.6
Accounts receivable, net	481.8	543.6
Materials and supplies	171.1	174.2
Other current assets	113.6	138.8
Total current assets	989.6	1,064.2
Operating lease right-of-use assets	96.8	100.9
Investments	68.1	55.8
Property and equipment (including concession assets), net	9,416.2	9,362.4
Other assets	80.0	94.1
Total assets	$10,650.7	$10,677.4
LIABILITIES AND EQUITY
Current liabilities:
Long-term debt due within one year	$654.7	$655.0
Accounts payable and accrued liabilities	635.8	635.7
Total current liabilities	1,290.5	1,290.7
Long-term operating lease liabilities	68.5	71.5
Long-term debt	3,122.4	3,124.6
Deferred income taxes	1,243.9	1,237.1
Other non-current liabilities and deferred credits	149.0	158.7
Total liabilities	5,874.3	5,882.6
Stockholder’s equity:
$0.01 par, common stock, 990 shares authorized, 990 shares issued; 990 shares outstanding at April 13, 2023 and December 31, 2022	—	—
Additional paid-in capital	860.6	860.6
Retained earnings	3,606.8	3,626.6
Accumulated other comprehensive loss	(22.2)	(23.4)
Total stockholder’s equity	4,445.2	4,463.8
Non-controlling interest	331.2	331.0
Total equity	4,776.4	4,794.8
Total liabilities and equity	$10,650.7	$10,677.4
See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Consolidated Statements of Cash Flows

		For the year ended
	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
	(in millions of U.S. dollars)
Operating activities:
Net income	$205.4	$983.8	$527.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	115.3	390.9	365.8
Deferred income taxes	6.6	35.0	23.2
Equity in net earnings of affiliates	(2.4)	(8.7)	(16.7)
Share-based compensation	—	—	24.5
Loss on foreign currency derivative instruments	27.4	44.3	3.7
Foreign exchange (gain) loss	(7.6)	(11.1)	5.3
Merger costs, net	10.4	46.6	264.0
Gain on settlement of treasury lock agreements	—	(259.3)	—
Distributions from affiliates	0.1	6.5	12.0
Settlement of foreign currency derivative instruments	(49.7)	(5.1)	(1.9)
Cash payments for merger costs	(34.1)	(34.1)	(2,287.2)
Reimbursement of merger termination fees	—	—	2,100.0
Changes in working capital items:
Accounts receivable	65.1	(269.1)	(30.6)
Materials and supplies	2.1	(42.1)	1.9
Other current assets	26.9	89.3	(54.7)
Accounts payable and accrued liabilities	40.0	98.8	(9.9)
Other, net	6.3	7.4	9.4
Net cash provided by operating activities	411.8	1,073.1	935.8
Investing activities:
Capital expenditures	(163.9)	(529.0)	(496.8)
Settlement of treasury lock agreements	—	259.3	—
Property investments in MSLLC	(2.9)	(27.1)	(24.2)
Investments in and advances to affiliates	(2.7)	(8.5)	(7.8)
Proceeds from disposal of property	1.9	6.5	6.4
Other, net	(1.2)	(13.7)	(8.8)
Net cash used for investing activities	(168.8)	(312.5)	(531.2)
Financing activities:
Repayment of long-term debt	(3.4)	(10.5)	(7.9)
Dividends paid	(225.0)	(880.0)	(188.0)
Cash settlement of stock options	—	—	(75.2)
Proceeds from employee stock plans	—	—	19.9
Net cash used for financing activities	(228.4)	(890.5)	(251.2)

Effect of exchange rate changes on cash	0.9	(1.8)	(2.3)

Cash and cash equivalents:
Net increase (decrease) during each period	15.5	(131.7)	151.1
At beginning of year	207.6	339.3	188.2
At end of period	$223.1	$207.6	$339.3
Supplemental information continued on next page.

See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Consolidated Statements of Cash Flows

Continued from previous page.		For the year ended
	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
	(in millions of U.S. dollars)
Supplemental cash flow information
Non-cash investing and financing activities:
Capital expenditures accrued but not yet paid at end of year	$(0.2)	$0.6	$14.1
Other investing activities accrued but not yet paid at the end of the year	35.8	32.4	35.6
Finance lease obligations incurred	—	9.1	11.5
Non-cash asset acquisitions	0.9	0.4	4.2
Cash payments:
Interest paid, net of amounts capitalized	$14.0	$152.2	$152.7
Income tax payments, net of refunds	86.8	275.8	173.0

See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Consolidated Statements of Changes in Equity

	$25 Par Preferred Stock	$.01 Par Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
(in millions of U.S. dollars, except per share amounts)

Balance at December 31, 2020	$5.4	$0.9	$830.9	$3,219.6	$0.4	$326.4	$4,383.6
Net income				525.2		1.8	527.0
Other comprehensive income					19.0		19.0
Dividends on common stock ($1.62/share)			—	(147.3)			(147.3)
Dividends on $25 par preferred stock ($0.75/share)				(0.2)			(0.2)
Share repurchases	—	—	(2.1)	(72.9)			(75.0)
Settlement of forward contract for accelerated share repurchases			75.0				75.0
Options exercised and stock subscribed, net of shares withheld for employee taxes		—	(0.2)				(0.2)
Share-based compensation			80.4				80.4
Replacement of equity share awards with liability awards			(54.5)				(54.5)
Cash settlement of stock options			(75.2)				(75.2)
Recapitalization of stock	(5.4)	(0.9)	6.3				—
Balance at December 31, 2021	—	—	860.6	3,524.4	19.4	328.2	4,732.6
Net income				982.2		1.6	983.8
Other comprehensive loss					(42.8)		(42.8)
Contributions from non-controlling interest						1.2	1.2
Dividends to Canadian Pacific Railway Limited				(880.0)			(880.0)
Balance at December 31, 2022	—	—	860.6	3,626.6	(23.4)	331.0	4,794.8
Net income				205.2		0.2	205.4
Other comprehensive income					1.2		1.2
Dividends to Canadian Pacific Railway Limited				(225.0)			(225.0)
Balance at April 13, 2023 (Unaudited)	—	—	$860.6	$3,606.8	$(22.2)	$331.2	$4,776.4
See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

These Consolidated Financial Statements are expressed in U.S. dollars except where otherwise indicated.

Note 1. Description of the Business
Kansas City Southern (“KCS” or the “Company”), a Delaware corporation, is a holding company with principal operations in rail transportation.
On September 15, 2021, KCS and Canadian Pacific Railway Limited (“CP”), a Canadian corporation, entered into an agreement and plan of merger (the “Merger Agreement”) and on December 14, 2021, following approval of the transaction by the shareholders of both CP and KCS, receipt of Mexican regulatory approvals, and satisfaction of customary closing conditions and pursuant to the terms set forth in the Merger Agreement, CP completed the indirect acquisition of the outstanding common and preferred stock of KCS. Each share of common stock, par value $0.01 per share, of KCS that was outstanding immediately prior to the merger was converted into the right to receive (1) 2.884 common shares of CP and (2) $90 in cash (together, the “Merger Consideration”), and each share of preferred stock, par value $25 per share, that was outstanding immediately prior to the merger was converted into the right to receive $37.50 in cash. The Merger Consideration value received by KCS stockholders was $301.20 per KCS common share. As CP acquired the outstanding common and preferred stock of KCS, earnings per share data is not presented because the Company does not have any outstanding or issued publicly traded stock. The merger is further discussed in Note 3, Merger Agreement.
The Company is engaged in the freight rail transportation business operating through a single coordinated rail network under one reportable business segment. The Company generates revenues and cash flows by providing its customers with freight delivery services both within its regions, and throughout North America through connections with other Class I rail carriers. KCS’s customers conduct business in a number of different industries, including chemical and petroleum products, paper and forest products, agriculture and mineral products, intermodal transportation, electric-generating utilities, and automotive products.
The primary subsidiaries of the Company consist of the following:
•The Kansas City Southern Railway Company (“KCSR”), a wholly-owned consolidated subsidiary. KCSR is a U.S. Class I railroad that services the midwest and southeast regions of the United States;
•Kansas City Southern de México, S.A. de C.V. (“KCSM”), a wholly-owned consolidated subsidiary which operates under the rights granted by the concession acquired from the Mexican government in 1997 (the “Concession”) as described below;
•Mexrail, Inc. (“Mexrail”), a wholly-owned consolidated subsidiary; which wholly owns The Texas Mexican Railway Company (“Tex-Mex”); and
•Meridian Speedway, LLC (“MSLLC”), a seventy percent-owned consolidated affiliate. MSLLC owns the former KCSR rail line between Meridian, Mississippi and Shreveport, Louisiana, which is the portion of the rail line between Dallas, Texas and Meridian known as the “Meridian Speedway”.
Including equity investments in:
•Panama Canal Railway Company (“PCRC”), a fifty percent-owned unconsolidated affiliate, which provides ocean to ocean freight and passenger services along the Panama Canal;
•TFCM, S. de R.L. de C.V. (“TCM”), a forty-five percent-owned unconsolidated affiliate that operates a bulk liquid terminal in San Luis Potosí, Mexico;
•Ferrocarril y Terminal del Valle de México, S.A. de C.V. (“FTVM”), a twenty-five percent-owned unconsolidated affiliate that provides railroad services as well as ancillary services in the greater Mexico City area; and
•PTC-220, LLC (“PTC-220”), a thirteen percent-owned unconsolidated affiliate that holds the licenses to large blocks of radio spectrum and other assets for positive train control.
The KCSM Concession. KCSM holds the Concession from the Mexican government until June 2047, which is renewable under certain conditions for additional periods of up to 50 years under the Concession. The Concession is to provide freight transportation services over north-east rail lines, which are a primary commercial corridor of the Mexican railroad system.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
KCSM has the right to use, but does not own, all track and buildings that are necessary for the rail lines’ operation. KCSM is required to pay the Mexican government an annual concession duty equal to 1.25% of gross revenues during the Concession period. On July 14, 2022, KCSM reached an agreement with the Mexican Ministry of Infrastructure, Communications and Transportation (“SICT”) to fund a new investment in the Celaya-NBA Line Railway Bypass and related infrastructure in an amount not to exceed $4.0 billion Mexico pesos (“pesos” or “Ps.”) (approximately $200.0 million USD). In exchange for the investment, the SICT agreed to amend KCSM’s Concession Title effective July 14, 2022, to extend the exclusivity rights granted to KCSM (subject to certain trackage and haulage rights granted to other concessionaires) for an additional period of 10 years. Under this amendment, KCSM’s exclusivity will now expire in 2037.
Employees and Labor Relations. KCSR participates in industry-wide multi-employer bargaining as a member of the National Carriers’ Conference Committee, as well as local bargaining for agreements that are limited to KCSR's property. Approximately 71% of KCSR employees are covered by collective bargaining agreements. During 2022, 5-year agreements were reached voluntarily or through the legislation process covering all of the participating U.S. unions for the 2020 national bargaining round.
KCSM union employees are covered by one labor agreement, which was signed on April 16, 2012, between KCSM Servicios S.A. de C.V., a previously wholly-owned subsidiary of KCS that was merged into KCSM in 2021, and the Sindicato de Trabajadores Ferrocarrileros de la República Mexicana (“Mexican Railroad Union”). Upon the merger between KCSM Servicios and KCSM, these union employees continue to be covered under this existing labor agreement, which remains in effect during the period of the Concession, for the purpose of regulating the relationship between the parties. Approximately 77% of KCSM employees are covered by this labor agreement.
Union labor negotiations have not historically resulted in any strike, boycott, or other disruption in the Company’s business operations.

Note 2. Significant Accounting Policies
Principles of Consolidation  The accompanying Consolidated Financial Statements are presented using the accrual basis of accounting and include the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.
The equity method of accounting is used for all entities in which the Company or its subsidiaries have significant influence, but not a controlling interest. The Company evaluates less-than-majority-owned investments for consolidation pursuant to consolidation and variable interest entity guidance. The Company does not have any less-than-majority-owned investments requiring consolidation.
Use of Estimates  The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to the recoverability and useful lives of assets and income taxes. Changes in facts and circumstances may result in revised estimates and actual results could differ from those estimates.
Revenue Recognition The primary performance obligation for the Company is to move customers’ freight from origins to destinations. Performance obligations are created when customers under transportation contracts or public tariffs submit bills of lading for the transport of goods. The Company recognizes revenues proportionally as shipments move from origins to destinations, using the distances shipped to measure progress, as customers simultaneously receive and consume the benefits over time. Related expenses are recognized as incurred. Revenues associated with in-transit shipments at period-ends are recognized based on distances shipped as of the Balance Sheet date. Payments are received at the time or shortly after performance obligations are satisfied.
The transaction prices are generally in the form of fixed fees determined at the inception of transportation contracts or the inception of bills of lading. Certain customer agreements have variable consideration that are based on milestone achievements

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
in the form of rebates, discounts or incentives. The Company makes judgments to determine whether the variable consideration is probable of occurring and should be included in the estimated transaction price at the beginning of the period based on an analysis of historical experience with the customer, forecasted shipments and other economic indicators. These estimates are adjusted each financial statement reporting period.
Other revenues, including switching, storage, and demurrage are distinct services that are recognized as services are performed or as contractual obligations are fulfilled. Consideration for other revenues are allocated to separate performance obligations based on their stand-alone transaction prices.
Foreign exchange Gain (Loss)  For financial reporting purposes Mexican subsidiaries maintain records in U.S. dollars, which is the Company’s functional currency. Monetary assets and liabilities denominated in Mexican pesos are remeasured into U.S. dollars using the exchange rate in effect as at the balance sheet date. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the Consolidated Statements of Income as Foreign exchange gain/(loss).
Cash and Cash equivalents  Short-term liquid investments with an initial maturity of three months or less are included in cash and cash equivalents.
Accounts Receivable, net  Accounts receivable are net of an allowance for uncollectible accounts as determined by historical experience and adjusted for economic uncertainties, known trends, and reasonable supportable forecasts. Accounts are charged to the allowance when a customer enters bankruptcy, when an account has been transferred to a collection agent or submitted for legal action, or when a customer is significantly past due and all available means of collection have been exhausted.
As at April 13, 2023 and December 31, 2022, allowances for estimated credit losses were $11.6 million and $12.2 million, respectively. Bad debt expense recognized in the Consolidated Statements of Income during the period from January 1, 2023 to April 13, 2023, and the years ended December 31, 2022 and 2021 were $0.3 million, $8.7 million and $3.3 million, respectively.
Materials and Supplies  Materials and supplies, consisting of diesel fuel, items to be used in the maintenance of equipment and items to be used in the maintenance or construction of road property are recorded at the lower of average cost or net realizable value.
Derivative Instruments  Derivative assets and derivative liabilities are recognized on the Consolidated Balances Sheets at fair value. Changes in fair value of non-qualifying derivatives are recognized in earnings. Gains and losses on derivatives in qualifying hedging relationships classified as cash flow hedges are recorded in Other comprehensive income/(loss) and are reclassified into earnings in the periods in which earnings are impacted by the variability of the cash flow of the hedged item.
Property and Equipment (including Concession Assets) KCS capitalizes costs for self-constructed additions and improvements to property including direct labor and material, indirect costs, and interest during long-term construction projects. For purchased assets, all costs necessary to make the asset ready for its intended use are capitalized. Expenditures that significantly increase asset values, productive capacity, efficiency, safety or extend useful lives are capitalized. Repair and maintenance costs are expensed as incurred. The Company has a process to determine which costs qualify for capitalization, which requires judgment.
KCS capitalizes certain costs incurred with developing or obtaining internal-use software. Costs incurred during the preliminary project and post-implementation stage, as well as maintenance and training costs are expensed as incurred.
Property and equipment are carried at cost and are depreciated primarily on the group method of depreciation, which the Company believes closely approximates a straight line basis over the estimated useful lives of the assets measured in years. The group method of depreciation applies a composite rate to classes of similar assets rather than to individual assets. Composite depreciation rates are based upon the Company’s estimates of the expected average useful lives of assets as well as expected net salvage value at the end of their useful lives. In developing these estimates, the Company utilizes periodic depreciation studies performed by an independent engineering firm. Depreciation rate studies are performed at least every three years for equipment

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
and at least every six years for road property (rail, ties, ballast, etc.). Depreciation studies for KCSR and KCSM were completed in 2021 and 2022, respectively. The impact of the KCSR study resulted in approximately $12.0 million in additional Depreciation in 2022 and the impact of other studies were immaterial to the consolidated financial statements for all other periods presented. The impact of the KCSM study was immaterial to the consolidated financial results for all periods presented.
Under the group method of depreciation, the cost of railroad property and equipment (net of salvage or sales proceeds) retired or replaced in the normal course of business is charged to accumulated depreciation with no gain or loss recognized. Gains or losses on dispositions of land or non-group depreciated property and abnormal retirements of railroad property are recognized in earnings. A retirement of railroad property would be considered abnormal if the cause of the retirement is unusual in nature, is significant in amount, and varies significantly from the retirement profile identified through the depreciation studies.
Costs incurred by the Company to acquire the concession rights and related assets, as well as subsequent improvements to the concession assets, are capitalized and amortized using the group method of depreciation over the lesser of the current expected concession term, including probable renewal of an additional 50-year term, or the estimated useful lives of the assets and rights.
Impairment of Long-Lived Assets Long-lived assets, including property and equipment, operating lease right-of-use assets and intangible assets with finite lives are reviewed for impairment and written down when events or circumstances indicate that the carrying amount of a long-lived asset or asset group may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value would be reduced to the estimated fair value. Future cash flow estimates for an impairment review are based on the lowest level of identifiable cash flows, which are the Company’s U.S. and Mexican operations. Management did not identify any indicators of impairment related to any of the Company’s long-lived assets in the period ended April 13, 2023 or in the years ended December 31, 2022 and 2021.
Leases The Company leases transportation equipment, as well as office and other operating facilities, under various finance and operating leases. The Company determines if an arrangement is a lease or contains a lease at the inception of the arrangement. The Company’s leases have remaining lease terms of approximately 1 to 7 years, which may include an option to extend the lease when it is reasonably certain the Company will exercise that option. The Company does not separately identify lease and non-lease components (i.e. maintenance costs) except for fleet vehicles and real estate.
Operating lease right-of-use assets and liabilities are recognized on the lease commencement dates and measured based on the present value of lease payments over the lease term. As the implicit interest rate is not readily determinable in most of the Company’s lease agreements, the present value of lease payments is determined using the Company's estimated secured incremental borrowing rate, based on the information available at the lease commencement date. Operating lease expense is recognized on a straight-line basis over the lease term in the Equipment costs line of the Consolidated Statements of Income.
Goodwill  Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in business combinations. As of April 13, 2023 and December 31, 2022, goodwill of $13.2 million was included in Other non-current assets in the Consolidated Balance Sheets.
Goodwill is not amortized, but is reviewed for impairment at least annually, or more frequently as indicators warrant. An impairment loss would be recognized to the extent that the carrying amount exceeds the reporting unit’s fair values. The Company performed its annual review for impairment during the fourth quarter of 2022 and 2021, and concluded there was no impairment.
Investments and Impairment Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. Management considers available quantitative and qualitative evidence to evaluate potential impairments of equity method investments. If the carrying amount of the investment exceeds its fair value, management will evaluate, among other factors, general market conditions, the duration and extent to which its carrying amount is greater than the fair value, and the Company’s intent and ability to hold, or plans to sell, the investment. The Company also considers specific adverse conditions related to the financial health of and business

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
outlook for the investment, including industry and sector performance, changes in technology, and operational, financing and cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new carrying amount for the investment is established. No impairment charges related to the Company’s equity method investments were recognized during the period from January 1, 2023 to April 13, 2023 or during the years ended December 31, 2022 and 2021.
Fair Value of Financial Instruments Financial assets and liabilities measured at fair value on a recurring basis include derivative instruments. The fair value of other financial instruments not measured at fair value on a recurring basis are disclosed. The fair value of financial instruments reflects our best estimates of market value based on generally accepted valuation techniques or models.
Financial instruments are categorized into one of three different levels depending on the observability of the inputs employed in the measurement of fair value. Level 1 financial instruments are measured at fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 financial instruments are measured at fair value based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable. Level 3 financial instruments are measured at fair value based on inputs that are unobservable, in situations where there is little, if any, market activity for the financial asset or liability. When the inputs used to measure the fair value of a financial asset or liability are from more than one level of the fair value hierarchy, the financial instrument is classified based on the lowest level input that is significant to the entirety of the fair value measurement.
Environmental Liabilities The Company recognizes liabilities for remediation and restoration costs when the Company’s obligation is probable and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation and restoration are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Costs of ongoing compliance activities related to current operations are expensed as incurred.
Personal Injury Claims  Personal injury claims in excess of self-insurance levels are insured up to certain coverage amounts, depending on the type of claim and year of occurrence. The Company’s personal injury claims liability, included in Accounts payable and accrued liabilities, is an undiscounted actuarial estimate, based on claims filed and an estimate of claims incurred but not yet reported. Adjustments to the liability are reflected as operating expenses in the period in which the adjustments are known. Legal fees related to personal injury claims are recognized in operating expense in the period that they are incurred.
Health and Welfare and Post-employment Benefits The Company provides certain medical, life and other post-employment benefits to certain active employees and retirees. The projected benefit obligation and benefit cost is determined based on the current Plan provisions, employee demographics, and assumptions about financial and demographic factors affecting the probability, timing and amount of expected future benefit payments. Significant assumptions include the discount rate, rate of increase in compensation levels, and the health care cost trend rate. Actuarial gains and losses determined at the measurement date (December 31) are recognized immediately in the Consolidated Statements of Income.
Share-Based Compensation Share-based compensation expense is measured at grant date fair value and recognized over the requisite service period in which the award was earned. Forfeitures are recognized as they occur. The Company had historically issued treasury stock to settle share-based awards.
Income Taxes  Deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recognized under the asset and liability method of accounting for income taxes. This method gives consideration to the future tax consequences of the deferred income tax items and immediately recognizes changes in income tax laws in the year of enactment.
The Company recognizes deferred tax assets, net of a valuation allowance, for net operating loss and capital loss carryovers. The Company expects to realize these deferred tax assets, based on future taxable income projections that take into consideration assumptions about future income, future capital expenditures and inflation rates. If assumptions or actual conditions change, the amount of deferred tax assets recognized will be adjusted.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)

Note 3. Merger Agreement
On September 15, 2021, KCS and CP entered into the Merger Agreement and on December 14, 2021, following approval of the transaction by the shareholders of CP and KCS, receipt of Mexican regulatory approvals, and satisfaction of customary closing conditions and pursuant to the terms set forth in the Merger Agreement CP indirectly acquired the outstanding common and preferred stock of KCS. Each share of common stock, par value $0.01 per share, of KCS that was outstanding immediately prior to the merger was converted into the Merger Consideration, and each share of preferred stock, par value $25 per share, that was outstanding immediately prior to the merger was converted into the right to receive $37.50 in cash. The Merger Consideration value received by KCS stockholders was $301.20 per KCS common share.
The merger transaction was completed through a series of mergers as outlined in the Merger Agreement. These mergers ultimately resulted in KCS being merged with and into Cygnus Merger Sub 1 Corporation (“Surviving Merger Sub”), a wholly owned subsidiary of CP, with Surviving Merger Sub continuing as the surviving entity. Pursuant to the Merger Agreement, Surviving Merger Sub was renamed “Kansas City Southern” and as successor company of KCS, continued to own the assets of KCS. Immediately following the consummation of the mergers, CP caused the contribution, directly and indirectly, of all of the outstanding shares of capital stock of Surviving Merger Sub, as successor to KCS, to be deposited into an independent, irrevocable voting trust (the “Voting Trust”) under a voting trust agreement (the “Voting Trust Agreement”) approved by the U.S. Surface Transportation Board (“STB”), pending receipt of the final and non-appealable approval or exemption by the STB pursuant to 49 U.S.C. § 11323 et seq., of the transactions contemplated by the Merger Agreement (“STB Final Approval”). The Voting Trust prevented CP, or any affiliate of CP, from controlling or having the power to control KCS prior to STB Final Approval. Following receipt of STB Final Approval, the Voting Trust terminated and CP acquired control over KCS’s railroad operations on April 14, 2023 (“Control Date”) subsequent to the period of these financial statements.
On December 14, 2021, the merger of KCS and Surviving Merger Sub was accounted for as a recapitalization of KCS’s equity. Upon STB Final Approval, the transaction was accounted for as a business combination using the acquisition method of accounting. See more details regarding the recapitalization in Note 13, Stockholder(s)’ Equity.
Pursuant to the Merger Agreement, periodic cash distributions could be made to a wholly-owned subsidiary of CP based upon cash generated, the timing of capital expenditures and working capital needs of the Company. During the period from January 1, 2023 to April 13, 2023 and the year ended December 31, 2022, KCS paid cash dividends of $225.0 million and $880.0 million, respectively, to a wholly-owned subsidiary of CP.
For the period from January 1, 2023 to April 13, 2023, and the year ended December 31, 2022, KCS reported $10.4 million and $46.6 million, respectively, of merger-related costs. These merger costs primarily related to incentive compensation costs. For the year ended December 31, 2021, KCS reported $264.0 million of merger-related costs. These merger costs primarily related to bankers’ fees, compensation and benefits costs, and legal fees. These costs were recognized in Merger costs, net within the Consolidated Statements of Income.
On March 15, 2023, the STB issued a decision approving KCS and CP’s joint merger application, subject to certain conditions. CP assumed control of KCS on April 14, 2023 (“Control Date”) and filed articles of amendment to CP’s name to Canadian Pacific Kansas City Limited. On assuming control, the merger created the only single-line railroad linking the United States, Mexico, and Canada.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Note 4. Leases

Leases	Classification	At April 13, 2023 (Unaudited)	At December 31, 2022
Assets		(in millions of U.S. dollars)
Operating	Operating lease right-of-use assets	$96.8	$100.9
Finance	Property and equipment (including Concession assets), net	15.9	17.8
Total leased assets		$112.7	$118.7

Liabilities
Current
Operating	Accounts payable and accrued liabilities	$27.1	$28.8
Finance	Long-term debt due within one year	5.7	6.3
Non-current
Operating	Long-term operating lease liabilities	68.5	71.5
Finance	Long-term debt	11.1	12.4
Total lease liabilities		$112.4	$119.0

			Years ended
Lease Cost	Classification	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
Operating lease cost:		(in millions of U.S. dollars)
	Equipment costs	$5.8	$20.8	$19.6
	Materials and other	1.4	5.7	5.8
Finance lease cost:
Amortization of finance lease assets	Depreciation and amortization	0.9	2.8	1.7
Interest on lease liabilities	Interest expense	0.1	0.6	0.6
Total lease cost		$8.2	$29.9	$27.7

		Years ended
Lease Cost	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
	(in millions of U.S. dollars)
Cash paid for operating leases included in operating activities	$10.6	$32.5	$29.4
Cash paid for finance leases included in operating activities	0.2	0.7	0.8
Cash paid for finance leases included in financing activities	2.2	5.9	3.5
Right-of-use assets obtained in exchange for operating lease liabilities	4.9	58.9	32.9
Right-of-use assets obtained in exchange for financing lease liabilities	—	9.2	11.5

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)

Lease Term and Discount Rate	At April 13, 2023 (Unaudited)	At December 31, 2023
Weighted-average remaining lease term (years)
Operating leases	4.0	4.2
Finance leases	3.3	3.6
Weighted-average discount rate
Operating leases	2.2%	2.9%
Finance leases	2.9%	3.5%

Remaining Maturities of Lease Liabilities (in millions of U.S. dollars)	Operating Leases	Finance Leases
Period from April 14, 2023 to December 31, 2023	$20.8	$4.5
Year ending December 31, 2024	26.7	4.5
Year ending December 31, 2025	20.0	4.2
Year ending December 31, 2026	18.0	3.6
Year ending December 31, 2027	9.9	0.4
Thereafter	3.7	—
Total lease payments	99.1	17.2
Less imputed interest	3.5	0.4
Total	$95.6	$16.8

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Note 5. Revenue
Disaggregation of Revenue
The following table presents revenues disaggregated by the major commodity groups as well as the product types included within the major commodity groups. The Company believes disaggregation by product type best depicts how cash flows are affected by economic factors. See Note 16, Geographic Information in the Consolidated Financial Statements for revenues by geographical area.

		For the year ended
(in millions of U.S. dollars)	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
Chemical & Petroleum
Chemicals	$82.0	$291.9	$263.5
Petroleum	102.6	324.8	442.1
Plastics	52.3	166.8	146.2
Total	236.9	783.5	851.8

Industrial & Consumer Products
Forest Products	87.4	295.8	261.8
Metals & Scrap	91.0	257.3	204.9
Other	45.6	157.5	122.9
Total	224.0	710.6	589.6

Agriculture & Minerals
Grain	131.7	432.5	358.6
Food Products	48.0	175.1	152.3
Ores & Minerals	9.7	33.5	25.9
Stone, Clay & Glass	11.0	40.9	34.9
Total	200.4	682.0	571.7

Energy
Utility Coal	44.0	165.3	148.5
Coal & Petroleum Coke	13.3	49.2	47.3
Frac Sand	4.2	18.3	15.6
Crude Oil	21.4	72.4	43.4
Total	82.9	305.2	254.8

Intermodal	123.3	449.7	346.3

Automotive	78.3	258.4	183.2

Total Freight Revenues	945.8	3,189.4	2,797.4

Other Revenue	52.5	181.0	149.9

Total Revenues	$998.3	$3,370.4	$2,947.3
Major customers
No individual customer makes up greater than 10% of total consolidated revenues.
Contract Balances
The amount of revenue recognized in the period January 1, 2023 to April 13, 2023 from performance obligations partially satisfied in the previous year was $25.8 million. The performance obligations that were unsatisfied or partially satisfied as of April 13, 2023, were $29.1 million, which represents in-transit shipments that are fully satisfied the following month.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
A receivable is any unconditional right to consideration, and is recognized as shipments have been completed and the relating performance obligation has been fully satisfied. At April 13, 2023 and December 31, 2022, the accounts receivable, net balance was $481.8 million and $543.6 million, respectively. Contract assets represent a conditional right to consideration in exchange for goods or services. The Company did not have any contract assets at April 13, 2023 and December 31, 2022.
Contract liabilities represent consideration received in advance from customers, and are recognized as revenue over time as the relating performance obligation is satisfied. The Company has recognized contract liabilities within Accounts payable and accrued liabilities and Other non-current liabilities and deferred credits on the Consolidated Balance Sheets.
The following tables summarize the changes in contract liabilities:

Contract liabilities (in millions of U.S. dollars)	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	For the year ended December 31, 2022
Beginning balance	$64.1	$68.4
Revenue recognized that was included in the contract liability balance at the beginning of the period	(13.6)	(34.1)
Increases due to consideration received, excluding amounts recognized as revenue during the period	2.5	29.8
Ending balance(1)	$53.0	$64.1
(1) This balance includes $48.1M of deferred lease revenue as of April 13, 2023.

Note 6. Property and Equipment (including Concession Assets)
The following tables list the major categories of property and equipment, including Concession assets, as well as the weighted-average composite depreciation rate for each category:

As of April 13, 2023 (unaudited) (in millions of U.S. dollars)	Cost	Accumulated Depreciation	Net Book Value	Depreciation Rates
Land	$244.6	$—	$244.6	N/A
Concession land rights	141.1	(34.0)	107.1	1.0%
Rail and other track material	2,507.3	(471.6)	2,035.7	1.8-3.6%
Ties	1,876.6	(491.8)	1,384.8	1.4-5.4%
Grading	1,013.1	(213.8)	799.3	1.0%
Bridges and tunnels	942.7	(195.8)	746.9	1.3%
Ballast	943.0	(284.5)	658.5	2.2-4.4%
Other (a)	1,674.2	(581.6)	1,092.6	3.0%
Total road property	8,956.9	(2,239.1)	6,717.8	2.7%
Locomotives	1,852.0	(664.5)	1,187.5	5.2%
Freight cars	981.6	(270.2)	711.4	2.8%
Other equipment	95.3	(46.2)	49.1	5.4%
Total equipment	2,928.9	(980.9)	1,948.0	4.4%
Technology and other	458.1	(348.2)	109.9	10.6%
Construction in progress	288.8	—	288.8	N/A
Total property and equipment (including Concession assets)	$13,018.4	$(3,602.2)	$9,416.2	N/A
_____________
(a)Other includes signals, buildings and other road assets.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)

As of December 31, 2022 (in millions of U.S. dollars)	Cost	Accumulated Depreciation	Net Book Value	Depreciation Rates
Land	$244.7	$—	$244.7	N/A
Concession land rights	141.1	(33.6)	107.5	1.0%
Rail and other track material	2,394.8	(454.3)	1,940.5	1.9-3.6%
Ties	1,868.0	(475.8)	1,392.2	1.4-5.4%
Grading	1,013.1	(210.8)	802.3	1.0%
Bridges and tunnels	940.8	(192.3)	748.5	1.3%
Ballast	940.2	(277.8)	662.4	2.2-4.4%
Other (a)	1,652.5	(567.7)	1,084.8	3.0%
Total road property	8,809.4	(2,178.7)	6,630.7	2.7%
Locomotives	1,826.2	(637.0)	1,189.2	5.0%
Freight cars	995.0	(266.4)	728.6	2.9%
Other equipment	83.0	(41.1)	41.9	5.2%
Total equipment	2,904.2	(944.5)	1,959.7	4.3%
Technology and other	453.7	(335.6)	118.1	10.9%
Construction in progress	301.7	—	301.7	N/A
Total property and equipment (including Concession assets)	$12,854.8	$(3,492.4)	$9,362.4	N/A
_____________
(a)Other includes signals, buildings and other road assets.
Concession assets, net of accumulated amortization of $814.1 million and $797.3 million, totaled $2,457.3 million and $2,472.0 million at April 13, 2023 and December 31, 2022, respectively.
Depreciation and amortization of property and equipment (including Concession assets) totaled $115.3 million, $390.9 million and $365.8 million, for the period from January 1, 2023 to April 13, 2023, and years ended December 31, 2022, and 2021, respectively.
The Company has historically received assistance from governmental entities, typically in the form of cash, for purposes of making improvements to its rail network as part of public safety and/or economic revitalization initiatives. The governmental entity generally specifies how the monetary assistance is to be spent, and may include limited conditions requiring the Company to return the assistance. The Company accounts for this assistance received as reductions to property and equipment in the period in which the improvement is made, with the assistance being amortized as an offset to depreciation expense over the life of the improvement. As of April 13, 2023 and December 31, 2022, the total governmental assistance received, net of accumulated amortization, was $34.1 million and $34.8 million, respectively. For the period from January 1, 2023 to April 13, 2023, governmental assistance amortization was $0.7 million.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Note 7. Other Consolidated Balance Sheet Captions
Other Current Assets. Other current assets included the following items:

(in millions of U.S. dollars)	At April 13, 2023 (Unaudited)	At December 31, 2022
Refundable Mexican value added tax	$58.6	$78.9
Prepaid expenses	33.1	28.4
Prepaid income taxes	11.5	14.3
Advances to affiliates	—	8.8
Other	10.4	8.4
Other current assets	$113.6	$138.8
Accounts Payable and Accrued Liabilities. Accounts payable and accrued liabilities included the following items:

(in millions of U.S. dollars)	At April 13, 2023 (Unaudited)	At December 31, 2022
Accounts payable	$253.8	$207.2
Accrued wages and vacation	86.9	128.4
Interest payable	55.9	26.2
Income and other taxes	49.2	41.9
Accrued merger costs	36.9	55.8
Short-term operating lease liability	27.1	28.8
Derailments, personal injury and other claim provisions	25.8	25.1
Contract liabilities	21.3	31.3
Accrued freight and switching payable	19.4	18.1
Foreign currency forward contracts	18.7	41.0
Accrued rents and leases	15.2	13.3
Other	25.6	18.6
Accounts payable and accrued liabilities	$635.8	$635.7

Note 8. Fair Value Measurements
The Company’s assets and liabilities recognized at fair value have been categorized based upon a fair value hierarchy as described in Note 2, Significant Accounting Policies. As of April 13, 2023 and December 31, 2022, the Company’s derivative financial instruments are measured at fair value on a recurring basis and consist of foreign currency forward contracts, which are classified as Level 2 valuations. The Company determines the fair value of its derivative financial instrument positions based upon pricing models using inputs observed from actively quoted markets and also takes into consideration the contract terms as well as other inputs, including market currency exchange rates.
The Company’s short-term financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings. The carrying value of the short-term financial instruments approximates their fair value.
The fair value of the Company’s debt is estimated using quoted market prices when available. When quoted market prices are not available, fair value is estimated based on current market interest rates for debt with similar maturities and credit quality. The carrying value of the Company’s debt was $3,777.1 million and $3,779.6 million at April 13, 2023 and December 31,

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
2022, respectively. If the Company’s debt were measured at fair value, the fair value measurements of the individual debt instruments would have been classified as Level 2 in the fair value hierarchy.
The fair value of the Company’s financial instruments is presented in the following table:

	At April 13, 2023 (Unaudited)	At December 31, 2022
(in millions of U.S. dollars)	Level 2	Level 2
Liabilities
Debt instruments	$3,402.0	$3,308.3
Foreign currency derivative instruments	18.7	41.0

Note 9. Derivative Instruments
The Company enters into derivative transactions in certain situations based on management’s assessment of current market conditions and perceived risks. Management intends to respond to evolving business and market conditions and in doing so, may enter into such transactions as deemed appropriate.
Credit Risk. As a result of the use of derivative instruments, the Company is exposed to counterparty credit risk. The Company manages this risk by limiting its counterparties to large financial institutions which meet the Company’s credit rating standards and have an established banking relationship with the Company. As of April 13, 2023, the Company did not expect any losses as a result of default of its counterparties.
Interest Rate Derivative Instruments. During 2020, the Company executed six 30-year treasury lock agreements with an aggregate notional value of $650.0 million and a weighted-average interest rate of 1.58%. The purpose of the treasury locks was to hedge the U.S. Treasury benchmark interest rate associated with future interest payments related to the anticipated refinancing of the $444.7 million principal amount of 3.00% senior notes due May 15, 2023 (the “3.00% Senior Notes”) and the $200.0 million principal amount of 3.85% senior notes due November 15, 2023 (the “3.85% Senior Notes”). The Company designated the treasury locks as cash flow hedges and recorded unrealized gains and losses in accumulated other comprehensive income (loss).
During the fourth quarter of 2022, KCS determined the forecasted refinancing of the 3.00% Senior Notes and the 3.85% Senior Notes was no longer considered probable to occur as financing costs have risen and the Company plans to extinguish the maturing debt with cash on hand and cash generated from operations. Accordingly, the Company removed the cash flow hedge designation to all tranches and derecognized the related unrealized gain in accumulated other comprehensive income (loss). The treasury lock instruments were settled and the Company recognized the gain on settlement of the interest rate derivative instruments of $259.3 million within the Consolidated Statements of Income. The settlement of the treasury lock agreements was classified as an investing activity within the Consolidated Statements of Cash Flows.
In May 2017, the Company executed four treasury lock agreements with an aggregate notional value of $275.0 million and a weighted-average interest rate of 2.85%. The purpose of the treasury locks was to hedge the U.S. Treasury benchmark interest rate associated with future interest payments related to the anticipated refinancing of the $275.0 million, 2.35% senior notes due May 15, 2020 (the “2.35% Senior Notes”). The Company designated the treasury locks as cash flow hedges and recorded unrealized gains and losses in accumulated other comprehensive income (loss). During the fourth quarter of 2019, KCS issued $425.0 million principal amount of 2.875% senior notes due November 15, 2029 (the “2.875% Senior Notes”), effectively completing the refinancing of the 2.35% Senior Notes, and settled the treasury lock agreements, resulting in cash paid of $25.8 million. This amount was included in accumulated other comprehensive income (loss) and is being amortized to interest expense over the life of the new 2.875% Senior Notes, increasing the effective interest rate on the notes to 3.60%.
Foreign Currency Derivative Instruments. The Company’s Mexican subsidiaries have net U.S. dollar-denominated monetary assets which, for Mexican income tax purposes, are subject to periodic revaluation based on changes in the value of the Mexican peso against the U.S. dollar. This revaluation creates fluctuations in the Company’s Mexican income tax expense and the amount of income taxes paid in Mexico. The Company hedges its exposure to this cash tax risk by entering into foreign

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
currency forward contracts, which involve the Company’s purchase of Mexican pesos and/or U.S. dollars at an agreed-upon weighted-average exchange rate to each U.S dollar or Mexican Peso.
Below is a summary of the Company’s foreign currency derivative contracts for the period from January 1, 2023 to April 13, 2023 and the years ended December 31, 2022 and 2021:

Foreign currency forward contracts
	Contracts to sell Ps./receive USD					Offsetting contracts to purchase Ps./pay USD
(in millions of U.S. dollars, except Ps. and Ps./USD)	Notional amount	Notional amount		Weighted-average exchange rate (in Ps./USD)		Notional amount	Notional amount		Weighted-average exchange rate (in Ps./USD)		Cash received/(paid) on settlement
Contracts executed in the period from January 1, 2023 to April 13, 2023 and outstanding	$260.0	Ps.	5,251.7	Ps.	20.2	—	—		—		—
Contracts executed in the period from January 1, 2023 to April 13, 2023 and settled in the period from January 1, 2023 to April 13, 2023	$55.0	Ps.	1,069.7	Ps.	19.4	$58.3	Ps.	1,069.7	Ps.	18.3	$(3.3)
Contracts executed in 2022 and settled in the period from January 1, 2023 to April 13, 2023	$535.0	Ps.	11,235.2	Ps.	21.0	$581.4	Ps.	11,235.2	Ps.	19.3	$(46.4)
Contracts executed in 2022 and settled in 2022	$110.0	Ps.	2,348.4	Ps.	21.3	$113.4	Ps.	2,348.4	Ps.	20.7	$(3.4)
Contracts executed in 2021 and settled in 2022	$270.0	Ps.	5,583.3	Ps.	20.7	$271.7	Ps.	5,583.3	Ps.	20.6	$(1.7)

	Contracts to purchase Ps./pay USD					Offsetting contracts to sell Ps./receive USD
	Notional amount	Notional amount		Weighted-average exchange rate (in Ps./USD)		Notional amount	Notional amount		Weighted-average exchange rate (in Ps./USD)		Cash received/(paid) on settlement
Contracts executed in 2021 and settled in 2021	$100.0	Ps.	1,993.5	Ps.	19.9	$98.1	Ps.	1,993.5	Ps.	20.3	$(1.9)

The Company has not designated any of the foreign currency derivative contracts as hedging instruments for accounting purposes. The Company measures the foreign currency derivative contracts at fair value each period and recognizes any change in fair value in foreign exchange gain (loss) within the Consolidated Statements of Income. The cash flows associated with these instruments is classified as an operating activity within the Consolidated Statements of Cash Flows.
Offsetting. The Company’s treasury lock agreements and foreign currency forward contracts are executed with counterparties in the U.S. and are governed by International Swaps and Derivatives Association agreements that include standard netting arrangements. Asset and liability positions from contracts with the same counterparty are net settled upon maturity/expiration and presented on a net basis in the Consolidated Balance Sheets prior to settlement.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
The following table presents the fair value of derivative instruments included in the Consolidated Balance Sheets:

	Derivative Liabilities
(in millions of U.S. dollars)	Consolidated Balance Sheet Account	At April 13, 2023 (Unaudited)	At December 31, 2022
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Accounts payable and accrued liabilities	$18.7	$41.0
Total derivatives not designated as hedging instruments		18.7	41.0
Total derivative liabilities		$18.7	$41.0

The following table summarizes the gross and net fair value of derivative liabilities:

At April 13, 2023 (unaudited) (in millions of U.S. dollars)	Gross Liabilities	Gross Assets	Net Amounts Presented in the Consolidated Balance Sheets
Derivatives subject to a master netting arrangement or similar agreement	$18.7	—	$18.7
At December 31, 2022 (in millions of U.S. dollars)
Derivatives subject to a master netting arrangement or similar agreement	$41.0	$—	$41.0

The following tables present the effects of derivative instruments on the Consolidated Statements of Income and Consolidated Statements of Comprehensive Income:

(in millions of U.S. dollars)
Derivatives in Cash Flow Hedging Relationships	Amount of Gain Recognized in OCI on Derivative			Location of Gain/(Loss) Reclassified from AOCI into Income	Amount of Gain/(Loss) Reclassified from AOCI into Income
	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	For the year ended December 31, 2022	For the year ended December 31, 2021		For the period from January 1, 2023 to April 13, 2023 (Unaudited)	For the year ended December 31, 2022	For the year ended December 31, 2021
Treasury lock agreements	$—	$201.9	$21.8	Interest expense	$0.6	$(2.4)	$(2.5)
				Gain on settlement of treasury lock agreements	—	259.3	—
Total	$—	$201.9	$21.8		$0.6	$256.9	$(2.5)

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)

(in millions of U.S. dollars)
Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative
		For the period from January 1, 2023 to April 13, 2023 (Unaudited)	For the year ended December 31, 2022	For the year ended December 31, 2021
Foreign currency forward contracts	Foreign exchange loss	$(27.4)	$(44.3)	$(3.7)
Total		$(27.4)	$(44.3)	$(3.7)

See Note 8, Fair Value Measurements, for the determination of the fair values of derivatives.

Note 10. Short-Term Borrowings
Commercial Paper. The Company’s commercial paper program (the “Commercial Paper Program”) generally serves as the primary means of short-term funding. As of April 13, 2023, and December 31, 2022, KCS had no commercial paper outstanding. For the period January 1, 2023 to April 13, 2023, and the years ended December 31, 2022 and December 31, 2021, commercial paper borrowings were outstanding for less than 90 days and the related activity is presented on a net basis in the consolidated statements of cash flows.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Note 11. Long-Term Debt
Long-term debt:

	At April 13, 2023 (Unaudited)			At December 31, 2022
(in millions of U.S. dollars)	Principal	Unamortized Discount and Debt Issuance Costs	Net	Principal	Unamortized Discount and Debt Issuance Costs	Net
Revolving credit facilities, variable interest rate, due 2024	$—	$—	$—	$—	$—	$—
KCS 3.00% senior notes, due 2023	439.1	0.1	439.0	439.1	0.3	438.8
KCS 3.85% senior notes, due 2023	199.2	0.2	199.0	199.2	0.2	199.0
KCS 3.125% senior notes, due 2026	250.0	1.2	248.8	250.0	1.3	248.7
KCS 2.875% senior notes, due 2029	425.0	2.9	422.1	425.0	3.0	422.0
KCS 4.30% senior notes, due 2043	448.7	7.7	441.0	448.7	7.8	440.9
KCS 4.95% senior notes, due 2045	499.2	6.3	492.9	499.2	6.4	492.8
KCS 4.70% senior notes, due 2048	500.0	5.4	494.6	500.0	5.4	494.6
KCS 3.50% senior notes, due 2050	550.0	10.1	539.9	550.0	10.1	539.9
KCS 4.20% senior notes, due 2069	425.0	6.6	418.4	425.0	6.7	418.3
KCSR 3.85% to 4.95% senior notes, due through 2045	2.7	—	2.7	2.7	—	2.7
KCSM 3.00% senior notes, due 2023	5.6	—	5.6	5.6	—	5.6
RRIF loans 2.96% to 4.29%, due serially through 2037	56.4	0.3	56.1	57.7	0.3	57.4
Finance lease obligations, due serially to 2027	16.8	—	16.8	18.7	—	18.7
Other debt obligations	0.2	—	0.2	0.2	—	0.2
Total	3,817.9	40.8	3,777.1	3,821.1	41.5	3,779.6
Less: Debt due within one year	655.0	0.3	654.7	655.5	0.5	655.0
Long-term debt	$3,162.9	$40.5	$3,122.4	$3,165.6	$41.0	$3,124.6
Revolving Credit Facility
KCS, with certain of its domestic subsidiaries named therein as guarantors, had as of April 13, 2023 and for the period then ended a $600.0 million senior unsecured revolving credit facility (the “Revolving Credit Facility”), with a $25.0 million standby letter of credit facility which, if utilized, constituted usage under the Revolving Credit Facility, prior to the debt exchange discussed in Note 17, Subsequent Events. The Revolving Credit Facility served as a backstop for KCS’s Commercial Paper Program, which generally served as the Company’s primary means of short-term funding.
Borrowings under the Revolving Credit Facility bore interest at floating rates. Depending on the Company’s credit rating, the margin that KCS would pay above the London Interbank Offered Rate at any point was between 1.000% and 1.750%. As of April 13, 2023, the margin was 1.25% based on KCS’s current credit rating.
The Revolving Credit Facility was guaranteed by KCSR, together with certain domestic subsidiaries named therein as guarantors and was set to mature on March 8, 2024. The Revolving Credit Facility agreement contained representations, warranties, covenants and events of default that are customary for credit agreements of this type. The occurrence of an event of default could result in the termination of the commitments and the acceleration of the repayment of any outstanding principal balance on the Revolving Credit Facility and the Commercial Paper Program.
As of April 13, 2023 and December 31, 2022, KCS had no outstanding borrowings under the revolving credit facility.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Senior Notes
The Company’s senior notes include certain covenants that are customary for these types of debt instruments issued by borrowers with similar credit ratings. The Company’s senior notes were offered for exchange or subject to satisfaction and discharge, as discussed in Note 17, Subsequent Events.
The KCS notes are KCS’s general unsecured senior obligations and are unconditionally guaranteed, jointly and severally, on an unsecured senior basis by each current and future domestic subsidiary of KCS that from time to time guarantees the Revolving Credit Facility or any other debt of KCS or any of KCS’s significant subsidiaries that is a guarantor (collectively, the “Note Guarantors”).
KCSR’s senior notes are unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by KCS and each current and future domestic subsidiary of KCS that guarantees the Revolving Credit Facility or certain other debt of KCS or a note guarantor. KCSR’s senior notes and the note guarantees rank pari passu in right of payment with KCSR’s, KCS’s and the Note Guarantors’ existing and future unsecured, unsubordinated obligations.
KCSM’s senior notes are denominated in U.S. dollars; are unsecured, unsubordinated obligations; rank pari passu in right of payment with KCSM’s existing and future unsecured, unsubordinated obligations and are senior in right of payment to KCSM’s future subordinated indebtedness.
Senior notes are redeemable at the issuer’s option, in whole or in part, at any time, by paying the greater of either 100% of the principal amount to be redeemed and a formula price based on interest rates prevailing at the time of redemption and time remaining to maturity, plus, in each case, accrued interest thereon to, but excluding the redemption date. In addition, KCSM’s senior notes are redeemable, in whole but not in part, at KCSM’s option at any time at a redemption price of 100% of their principal amount, plus any accrued unpaid interest in the event of certain changes in the Mexican withholding tax rate.
RRIF Loan Agreements
The following loans were made under the Railroad Rehabilitation and Improvement Financing (“RRIF”) Program administered by the Federal Railroad Administration (“FRA”):
KCSR RRIF Loan Agreement. On February 21, 2012, KCSR entered into an agreement with the FRA to borrow $54.6 million to be used to reimburse KCSR for a portion of the purchase price of thirty new locomotives (the “Locomotives”) acquired by KCSR in the fourth quarter of 2011. The loan bears interest at 2.96% annually and the principal balance amortizes quarterly with a final maturity of February 24, 2037. The obligations under the financing agreement are secured by a first priority security interest in the Locomotives and certain related rights. In addition, the Company has agreed to guarantee repayment of the amounts due under the financing agreement and certain related agreements. The occurrence of an event of default could result in the acceleration of the repayment of any outstanding principal balance of the loan.
Tex-Mex RRIF Loan Agreement. On June 28, 2005, Tex-Mex entered into an agreement with the FRA to borrow $50.0 million to be used for infrastructure improvements in order to accommodate growing freight rail traffic related to the NAFTA corridor. The loan bears interest at 4.29% annually and the principal balance amortizes quarterly with a final maturity of July 13, 2030. The loan is guaranteed by Mexrail, which has issued a pledge agreement in favor of the lender equal to the gross revenues earned by Mexrail on per-car fees on traffic crossing the International Rail Bridge in Laredo, Texas. In addition, the Company has agreed to guarantee the scheduled principal payment installments due to the FRA from Tex-Mex under the loan agreement on a rolling five-year basis.
Debt Covenants Compliance
The Company was in compliance with all of its debt covenants as of April 13, 2023.
Other Debt Provisions
Certain loan agreements and debt instruments entered into or guaranteed by the Company and its subsidiaries provide for default in the event of a specified change in control of the Company or particular subsidiaries of the Company.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Debt Maturities
Minimum annual payments for debt maturities as of April 13, 2023, prior to the debt exchange discussed in Note 17, Subsequent Events are as follows:

Periods (in millions of U.S. dollars)	Debt	Net Present Value Finance Leases	Total
April 14, 2023 to December 31, 2023	$647.9	$4.4	$652.3
2024	4.6	4.3	8.9
2025	5.0	4.1	9.1
2026	255.0	3.6	258.6
2027	5.2	0.4	5.6
Thereafter	2,883.4	—	2,883.4
Total	$3,801.1	$16.8	$3,817.9

Note 12. Income Taxes
Current income tax expense represents the amounts expected to be reported on the Company’s income tax returns, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized.
Tax Expense. Income tax expense consists of the following components:

		For the year ended
(in millions of U.S. dollars)	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
Current:
Federal	$11.2	$88.4	$18.1
State and local	0.7	8.2	2.7
Foreign	55.6	194.3	167.1
Total current	67.5	290.9	187.9
Deferred:
Federal	7.3	52.7	21.2
State and local	0.2	(3.3)	(1.6)
Foreign	(0.9)	(14.4)	3.6
Total deferred	6.6	35.0	23.2
Total income tax expense	$74.1	$325.9	$211.1

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Income before income taxes consists of the following:

		For the year ended
(in millions of U.S. dollars)	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
Income before income taxes:
U.S.	$86.1	$662.1	$148.6
Foreign	193.4	647.6	589.5
Total income before income taxes	$279.5	$1,309.7	$738.1
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities follow:

(in millions of U.S. dollars)	At April 13, 2023 (Unaudited)	At December 31, 2022
Assets:
Reserves not currently deductible for tax	$66.8	$65.5
Compensation and benefits	29.6	32.0
Lease liability	26.9	26.9
Tax credit and loss carryovers	17.0	14.8
Other	26.5	26.5
Gross deferred tax assets before valuation allowance	166.8	165.7
Valuation allowance	(2.1)	(2.1)
Net deferred tax assets	164.7	163.6
Liabilities:
Property	(1,324.6)	(1,317.1)
Investments	(58.2)	(57.9)
Other	(25.8)	(25.7)
Gross deferred tax liabilities	(1,408.6)	(1,400.7)
Net deferred tax liability	$(1,243.9)	$(1,237.1)

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Tax Rates. Differences between the Company’s effective income tax rate and the U.S. federal statutory income tax rate of 21% follow:

			For the year ended
	For the period from January 1, 2023 to April 13, 2023 (Unaudited)		December 31, 2022		December 31, 2021
(in millions of U.S. dollars, except percentages)	Dollars	Percent	Dollars	Percent	Dollars	Percent
Income tax expense using the statutory rate in effect	$58.7	21.0%	$275.0	21.0%	$155.0	21.0%
Tax effect of:
Difference between U.S. and foreign tax rate	17.6	6.3%	57.4	4.4%	51.9	7.0%
Inflation	(4.8)	(1.7%)	(25.8)	(2.0%)	(10.4)	(1.4%)
Tax credits	(2.5)	(0.9%)	(11.9)	(0.9%)	(11.7)	(1.6%)
Foreign exchange (i)	0.8	0.3%	9.4	0.7%	5.9	0.8%
State and local income tax provision, net	3.1	1.1%	9.1	0.7%	0.2	—
Withholding tax	1.8	0.6%	8.5	0.6%	8.5	1.2%
Non-deductible executive compensation	0.7	0.3%	3.6	0.3%	14.7	2.0%
Non-deductible transaction costs	—	—	0.6	—	14.0	1.9%
Global intangible low-taxed income tax, net	—	—	0.1	—	0.4	0.1%
Share-based compensation	—	—	—	—	(25.2)	(3.4%)
Other, net	(1.3)	(0.5%)	(0.1)	0.1%	7.8	1.0%
Income tax expense	$74.1	26.5%	$325.9	24.9%	$211.1	28.6%
_____________________
(i)The Company’s Mexican subsidiaries have net U.S. dollar-denominated monetary assets which, for Mexican income tax purposes, are subject to periodic revaluation based on changes in the value of the Mexican peso against the U.S. dollar. This revaluation creates fluctuations in the Company’s Mexican income tax expense in the Consolidated Statements of Income and the amount of income taxes paid in Mexico. The Company also has net monetary assets denominated in Mexican pesos, that are subject to periodic re-measurement and settlement that creates fluctuations in foreign currency gains and losses in the Consolidated Statements of Income. The Company hedges its net exposure to variations in earnings by entering into foreign currency forward contracts. The foreign currency forward contracts involve the Company’s agreement to buy or sell pesos at an agreed-upon exchange rate on a future date. Refer to Note 9, Derivative Instruments for further information.
Difference Attributable to Foreign Investments. The Company asserts that all foreign earnings will be indefinitely reinvested to the extent of local needs and earnings that would be distributed in a taxable manner. The Company therefore intends to limit distributions to earnings previously taxed in the U.S., or earnings that would qualify for the 100 percent dividends received deduction and earnings that would not result in any significant foreign taxes. Therefore, the Company has not recognized a deferred tax liability on its investment in foreign subsidiaries.
Tax Carryovers. The Company has U.S. state net operating losses which are carried forward from 10 years to indefinitely and are analyzed each year to determine the likelihood of realization. The state loss carryovers arise from both combined and separate tax filings from as early as 2001 and may expire as early as December 31, 2023. The state loss carryover at April 13, 2023 and December 31, 2022 was $64.9 million resulting in a state deferred tax asset of $7.2 million.
The Mexico federal loss carryovers at April 13, 2023 and December 31, 2022, were $27.0 million resulting in a net deferred tax asset of $7.9 million, and, if not used, will begin to expire in 2026. A deferred tax asset was recognized in prior

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
periods for the expected future tax benefit of these losses which will be carried forward to reduce only Mexican income tax payable in future years.
The valuation allowance for deferred tax assets as of April 13, 2023 and December 31, 2022, was $2.1 million and $2.1 million, respectively, primarily attributable to state net operating loss and capital loss carryovers. The Company believes it is more likely than not that reversals of existing temporary differences that will produce future taxable income and the results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of valuation allowances, related to loss carryovers.
Uncertain Tax Positions. The accounting guidance for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance requires the Company to recognize in the Consolidated Financial Statements the benefit of a tax position only if the impact is more likely than not of being sustained on audit based on the technical merits of the position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions of U.S. dollars)	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	For the year ended December 31, 2022
Beginning Balance	$1.3	$2.2
Additions for tax positions of prior years	—	1.3
Reductions for settlement with taxing authorities	—	(2.2)
Ending Balance	$1.3	$1.3
The unrecognized tax benefit would affect the effective income tax rate if recognized, and is not expected to change in the next twelve months.
Interest, inflation and penalties related to uncertain tax positions are included in income before taxes on the Consolidated Statements of Income. Accrued interest, inflation and penalties on unrecognized tax benefits was $2.8 million and $2.6 million at April 13, 2023 and December 31, 2022, respectively. Interest, inflation and penalty expense was $0.1 million, $2.6 million and $nil for the period January 1, 2023 to April 13, 2023 and the years ended December 31, 2022 and 2021, respectively.
Tax Contingencies. Tax returns filed in the U.S. for periods after 2017 and in Mexico for periods after 2014 remain open to examination by the taxing authority. The Servicio de Administración Tributaria (“SAT”), the Mexican equivalent of the IRS, has initiated examinations of the KCSM 2015 through 2020 Mexico tax returns and the Financiera Inspira, S.A. de C.V. SOFOM, E.N.R. 2016 and 2017 Mexico tax returns. The Company does not expect that these examinations will have a material impact on the Consolidated Financial Statements. During 2017, the Company received audit assessments from the SAT for the KCSM 2009 and 2010 Mexico tax returns. The Company commenced administrative actions with the SAT and the audit assessments were subsequently nullified. In the third quarter of 2018, the SAT issued new assessments and the Company filed administrative appeals with the SAT. During the first quarter of 2022, the Company received an audit assessment from the SAT for the KCSM 2013 Mexico tax return and filed an administrative appeal of the assessment in the second quarter of 2022.
In April 2022, the SAT delivered an audit assessment on KCSM’s 2014 tax returns (the “2014 Assessment”). As of April 13, 2023, the assessment was Ps.5.9 billion (approximately $324.3 million USD) which included inflation, interest and penalties. In July 2022, KCSM filed an administrative appeal with the SAT to revoke the 2014 Assessment and challenge that the SAT’s delivery of the assessment by electronic tax mailbox was in violation of an enforceable court injunction previously granted to KCSM. In September 2022, the SAT dismissed KCSM’s administrative appeal on grounds that it was not submitted timely. In November 2022, KCSM filed a lawsuit in Administrative Court challenging the legality of the SAT's delivery of the assessment by electronic mailbox and also the SAT’s dismissal of KCSM’s administrative appeal. KCSM expects to prevail based on the technical merits of its case.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
On July 1, 2022, the SAT froze KCSM’s Mexico bank accounts without any request for payment of the 2014 Audit Assessment or notification of the freeze. The Company filed an amparo lawsuit challenging the legality of the bank account freeze. The district court issued a permanent injunction requiring the SAT to remove the freeze subject to KCSM posting a performance bond or other collateral upon the SAT demonstrating a tax obligation exists. In August 2022, KCSM posted a performance bond in the amount of Ps.5.6 billion (approximately $291.0 million USD) and the bank account freeze was removed. On January 5, 2023, the administrative court granted KCSM a permanent injunction to prevent any collection by the SAT. The freeze and cost of obtaining the performance bond did not have a significant impact on KCSM’s cash flows or operations. The provision of the performance bond is not an agreement or concession with regard to the 2014 Audit Assessment and in no way impacts KCSM’s ability to further defend its tax position.
The Company believes that it has strong legal arguments in its favor and it is more likely than not that it will prevail in any challenge of the assessments.
Refundable Mexican Value Added Tax. KCSM is not required to charge its customers value added tax (“VAT”) on international import or export transportation services, which prior to 2022 resulted in KCSM paying more VAT on its expenses than it collected from customers. These excess VAT payments are refundable by the Mexican government. Prior to 2019, Mexican companies could offset their monthly refundable VAT balance with other tax obligations. In January 2019, Mexico tax reform eliminated the ability to offset other tax obligations with refundable VAT. From 2019 through 2021, KCSM has generated a refundable VAT balance and filed refund claims with the SAT, which have not been refunded.
In November 2021, changes to the VAT law were announced and became effective beginning January 1, 2022. These changes reduced the recoverability of VAT paid by KCSM on its expenditures that support international import transportation service revenues that are not subject to a VAT charge. VAT that is unrecoverable from the Mexican government results in incremental VAT expense for KCSM. Beginning in 2022, KCSM changed certain service offering to either require VAT to be charged to customers on revenue, or impose a rate increase to offset the incremental VAT expense. These measures implemented by KCSM increased the VAT to be collected from customers and payable to the Mexican government.
As of April 13, 2023 and December 31, 2022, the KCSM refundable VAT balance was $58.6 million and $78.9 million, respectively. KCSM has prior favorable Mexican court decisions and a legal opinion supporting its right under Mexican law to recover the refundable VAT balance from the Mexican government and believes the VAT to be fully recoverable. KCSM will recover the refundable VAT balance as VAT billed to customers exceeds creditable VAT charged by vendors. As of April 13, 2023 and December 31, 2022, $58.6 million and $78.9 million, respectively, of the refundable VAT balance was classified as other current assets.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Note 13. Stockholder(s)’ Equity
Capital Stock. The Company had 990 shares of $0.01 par, common stock authorized, issued, and outstanding at April 13, 2023 and December 31, 2022.
Merger Agreement. As disclosed in Note 3, Merger Agreement, the merger transaction was completed through a series of mergers as outlined in the Merger Agreement. These mergers ultimately resulted in KCS being merged with and into Surviving Merger Sub, a wholly owned subsidiary of CP, with Surviving Merger Sub continuing as the surviving entity. On December 14, 2021, the merger of KCS and Surviving Merger Sub was accounted for as a recapitalization of KCS’s equity. Pursuant to the Merger Agreement, KCS’s issued and outstanding common stock and preferred stock was replaced by the common stock of Surviving Merger Sub, which consisted of 990 issued and outstanding shares at $0.01 par value with the remaining difference being reclassified to additional paid-in capital. Upon final control approval from the STB, the transaction will be accounted for as a business combination using the acquisition method of accounting.
Treasury Stock. Shares of common stock in treasury and related activity prior to the merger follow:

2021
Balance at beginning of year	32,305,078
Shares repurchased	233,402
Shares issued to fund stock option exercises	(189,775)
Employee stock purchase plan shares issued	(41,338)
Nonvested shares issued	(50,127)
Nonvested shares forfeited	16,808
Conversion of restricted shares to cash	25,049
Recapitalization of equity	(32,299,097)
Balance at end of year	—
Cash Dividends to CP. Pursuant to the Merger Agreement, during the period from January 1, 2023 to April 13, 2023, and the year ended December 31, 2022, KCS paid cash dividends of $225.0 million and $880.0 million, respectively, to a wholly-owned subsidiary of CP.
Cash Dividends on Common Stock. The following table presents the amount of cash dividends declared per common share by the Company’s Board of Directors on the Company’s historical common stock prior to the merger:

For the year ended December 31, 2021
Cash dividends declared per common share	$1.62

Note 14. Share-Based Compensation
In March 2021, pursuant to the merger agreement in effect at that time, the number of shares available to grant from the 2017 equity incentive plan (“2017 Plan”) was limited to a pool of 64,051 shares to be granted in the form of restricted share awards with a vesting period of not less than 1 year. The pool expired in August 2021 and no further awards were granted. In December 2021, upon the effective date of the merger, the 2017 Plan was terminated.
On December 14, 2021, upon CP’s acquisition of the Company’s common stock per the Merger Agreement, the vesting of certain unvested share-based compensation arrangements of the Company was accelerated. These awards included unvested restricted shares awarded prior to the initial merger announcement on March 21, 2021, and unvested options, which were cash settled at the Merger Consideration value less the option’s exercise price. Unvested restricted shares awarded after the initial announcement of the merger on March 21, 2021, were replaced with a fixed, cash-based award that entitled the holder thereof,

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
upon vesting at the end of the requisite service period, to receive an amount in cash equal to the Merger Consideration. Unvested performance share awards were replaced with a fixed, cash-based award that entitles the holder thereof, upon vesting at the end of the award’s original, three-year requisite service period, to receive an amount in cash equal to the Merger Consideration value of $301.20 for each performance share award held multiplied by the maximum performance factor of 200% of the original target award. Finally, upon the effectiveness of the merger, director deferred stock was converted into the right to receive the Merger Consideration, less applicable tax withholding. In the fourth quarter of 2021, the Company recognized $55.9 million of compensation expense from the accelerated vesting, increase in fair value and replacement of awards into a fixed, cash-based award in merger costs, net within the Consolidated Statements of Income. As the equity incentive plan was terminated in 2021, no further equity or liability classified awards occurred. Therefore, the following disclosures are for prior awards only.
Stock Options. The exercise price for options granted under the equity incentive plans equaled the closing market price of the Company’s stock on the date of grant. Options generally had a 3-year vesting period and were exercisable over the 10-year contractual term. The grant date fair value was recorded to expense on a straight-line basis over the vesting period.
The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average assumptions used were as follows:

For the year ended December 31, 2021
Expected dividend yield	0.83%
Expected volatility	30.86%
Risk-free interest rate	0.74%
Expected term (years)	6.0
Weighted-average grant date fair value of stock options granted	$58.74
The expected dividend yield was calculated as the ratio of dividends paid per share of common stock to the stock price on the date of grant. The expected volatility was based on the historical volatility of the Company’s stock price over a term equal to the estimated life of the options. The risk-free interest rate was determined based on U.S. Treasury rates for instruments with terms approximating the expected term of the options granted, which represents the period of time the awards are expected to be outstanding and based on the historical experience of similar awards.
Excluding the cost recognized in connection with the merger, compensation cost of $3.9 million was recognized for stock option awards for the year ended December 31, 2021. The total income tax benefit recognized in the Consolidated Statements of Income was $0.9 million for the year ended December 31, 2021.
Upon CP’s acquisition of the Company’s common stock per the Merger Agreement, the unvested stock options were fully vested, and the Company recognized an additional $12.3 million in merger costs, net within the Consolidated Statements of Income for the acceleration of vesting and the increase in fair value of the awards to the Merger Consideration of $301.20 less the applicable option’s exercise price. The outstanding and unexercised options at the acquisition date were then cash settled by the Company for approximately $75.2 million prior to December 31, 2021, with a corresponding reduction to additional paid-in capital. The income tax benefit recognized within the Consolidated Statements of Income from cash settling the stock options was $15.6 million.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Additional information regarding stock option exercises appears in the table below:

(in millions of U.S. dollars)	For the year ended December 31, 2021
Aggregate grant-date fair value of stock options vested	$8.5
Intrinsic value of stock options exercised	34.9
Cash received from option exercises	19.9
Tax benefit from options exercised during the annual period	7.8
Nonvested Stock. The plan provided for the granting of nonvested stock awards to officers and other designated employees. The grant date fair value was based on the closing market price on the date of the grant. These awards are subject to forfeiture if employment terminates during the vesting period, which is generally 1 year or 5 years of vesting for employees. Awards granted to the Company’s directors vested immediately on date of grant. The grant date fair value of nonvested shares was recognized to compensation expense on a straight-line basis over the vesting period.
The fair value (at vest date) of shares vested during the year ended December 31, 2021 was $59.2 million.
The weighted-average grant date fair value of nonvested stock granted during 2021 was $248.88. Excluding the cost recognized in connection with the Merger Agreement, compensation cost for nonvested stock was $9.8 million, for the year ended December 31, 2021. The total income tax benefit recognized within the Consolidated Statements of Income was $2.4 million for the year ended December 31, 2021.
For the nonvested stock granted prior to March 21, 2021, the awards were fully vested on December 3, 2021, at a price of $290.71 per share. The grantee received KCS common shares, net of shares withheld for taxes, based on the $290.71 price per share for each nonvested share held at that date. The acceleration of vesting resulted in $9.6 million of additional expense recognized in merger costs, net within the Consolidated Statements of Income. The income tax benefit recognized from the acceleration of vesting was $2.4 million. Upon CP’s acquisition of the Company’s common stock per the Merger Agreement, the grantee received the per share Merger Consideration value for each KCS common share held. For the nonvested stock granted after March 21, 2021, each nonvested share was replaced with a cash-based award that entitles the holder to receive a fixed amount in cash equal to the Merger Consideration value of $301.20 upon rendering of the requisite service. The remaining unamortized expense will be recognized to merger costs on a straight-line basis over the remaining vesting period, which is through 2026 and is subject to the terms of the original award agreement as modified by the Merger Agreement.
Performance Based Awards. The Company granted performance based nonvested stock awards during 2021 (the “2021 Awards”). The awards granted provided a target number of shares that vest at the end of a 3-year requisite service period following the grant date. In addition to the service condition, the number of nonvested shares to be received depended on the attainment of defined Company-wide performance goals based on operating ratio (“OR”) and return on invested capital (“ROIC”) over a 3-year performance period. The awards were also subject to a revenue growth multiplier based on a 3-year performance period calculated as defined in the related award agreement that can range from 80% to 120% of the award earned based on the OR and ROIC achieved. The calculated as defined in the related award agreement that can range from 80% to 120% on zero to 200% of the target award.
The weighted-average grant date fair value of performance based nonvested stock granted during 2021 was $211.10. The Company expensed the grant date fair value of the awards which were probable of being earned over the performance periods. Excluding the cost recognized in connection with the Merger Agreement, compensation cost on performance based awards was $10.1 million for the year ended December 31, 2021. Total income tax benefit recognized within the Consolidated Statements of Income for performance based awards was $2.5 million for the year ended December 31, 2021.
The fair value (at vest date) of shares vested for the year ended December 31, 2021 was $11.7 million.
Upon CP’s acquisition of the Company’s common stock per the Merger Agreement, the unvested performance share awards were replaced with a fixed, cash-based award that entitles the holder thereof, upon vesting at the end of the award’s original, three-year requisite service period, to receive an amount in cash equal to the Merger Consideration value of $301.20

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
for each performance share award held multiplied by the maximum performance factor of 200% of the original target award. The increase in the fair value of the award and the number of awards to be issued resulted in additional expense of $34.0 million recognized in merger costs, net within the Consolidated Statements of Income for the requisite service that had been provided as of December 31, 2021. The income tax benefit recognized for the additional expense was $10.7 million. The remaining unamortized expense will be recognized to merger costs over the remaining vesting period, which is through 2024 and is subject to the terms of the original award agreement as modified by the Merger Agreement.
Employee Stock Purchase Plan. The employee stock purchase plan (“ESPP”) provided substantially all U.S. full-time employees of the Company, certain subsidiaries and certain other affiliated entities, with the right to subscribe to an aggregate of 4.0 million shares of common stock of the Company. Under the ESPP, eligible employees could contribute, through payroll deductions, up to 10% of their regular base compensation during six-month purchase periods at a purchase price equal to 85% of the closing market price on either the exercise date or the offering date, whichever was lower. The Company terminated its ESPP program upon entering into its initial merger agreement with CP in March 2021, thus only the January period was offered during 2021 and there were no remaining shares available for future ESPP offerings.
At the end of each purchase period, the accumulated deductions were applied toward the purchase of the Company’s common stock. Both the discount in grant price and the share option purchase price were valued to derive the award’s fair value. The awards vest and the expense was recognized ratably over the offering period.
The following table summarizes activity related to the ESPP offering in 2021:

	Exercise Date			Received from Employees(i) (in millions of U.S. dollars)
	Date Issued	Purchase Price	Shares Issued

January 2021 offering	July 1, 2021	$170.83	18,046	$3.1
_____________________
(i)Represents amounts received from employees through payroll deductions for share purchases under applicable offering.
The fair value of the ESPP stock purchase rights was estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average assumptions used for the period were as follows:

For the year ended December 31, 2021
Expected dividend yield	0.88%
Expected volatility	18.65%
Risk-free interest rate	0.05%
Expected term (years)	0.5
Weighted-average grant date fair value	$40.40
Compensation expense of $0.7 million was recognized for ESPP option awards for the year ended December 31, 2021.

Note 15. Commitments and Contingencies
Concession Duty. Under KCSM’s 50-year Concession, which could expire in 2047 unless extended, KCSM pays annual concession duty expense of 1.25% of gross revenues. For the period from January 1, 2023 to April 13, 2023, the concession duty expense, which is recorded within materials and other in operating expenses, was $6.9 million, compared to $21.2 million and $18.7 million for the years ended December 31, 2022 and 2021, respectively.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Litigation. Occasionally, the Company is a party to various legal proceedings, regulatory examinations, investigations, administrative actions, and other legal matters, arising for the most part in the ordinary course of business, incidental to its operations. Included in these proceedings are various tort claims brought by current and former employees for job-related injuries and by third parties for injuries related to railroad operations. KCS aggressively defends these matters and has established liability provisions that management believes are adequate to cover expected costs. The outcome of litigation and other legal matters is always uncertain. KCS believes it has valid defenses to the legal matters currently pending against it, is defending itself vigorously, and has recorded accruals determined in accordance with U.S. GAAP, where appropriate. In making a determination regarding accruals, using available information, KCS evaluates the likelihood of an unfavorable outcome in legal or regulatory proceedings to which it is a party to and records a loss contingency when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. These subjective determinations are based on the status of such legal or regulatory proceedings, the merits of KCS’s defenses and consultation with legal counsel. Actual outcomes of these legal and regulatory proceedings may materially differ from the current estimates. It is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to KCS’s consolidated results of operations, liquidity or financial condition.
Environmental Liabilities. The Company’s U.S. operations are subject to extensive federal, state and local environmental laws and regulations. The major U.S. environmental laws to which the Company is subject include, among others, the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA,” also known as the Superfund law), the Toxic Substances Control Act, the Clean Water Act, and the Hazardous Materials Transportation Act. CERCLA can impose joint and several liabilities for cleanup and investigation costs, without regard to fault or legality of the original conduct, on current and predecessor owners and operators of a site, as well as those who generate, or arrange for the disposal of, hazardous substances. The Company does not believe that compliance with the requirements imposed by the environmental legislation will impair its competitive capability or result in any material additional capital expenditures, operating or maintenance costs. The Company is, however, subject to environmental remediation costs as described in the following paragraphs.
The Company’s Mexico operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment through the establishment of standards for water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. The Mexican government may bring administrative and criminal proceedings, impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities.
The risk of incurring environmental liability is inherent in the railroad industry. As part of serving the petroleum and chemicals industry, the Company transports hazardous materials and has a professional team available to respond to and handle environmental issues that might occur in the transport of such materials.
The Company performs ongoing reviews and evaluations of the various environmental programs and issues within the Company’s operations, and, as necessary, takes actions intended to limit the Company’s exposure to potential liability. Although these costs cannot be predicted with certainty, management believes that the ultimate outcome of identified matters will not have a material adverse effect on the Company’s Consolidated Financial Statements.
Personal Injury. The Company’s personal injury liability is based on semi-annual actuarial studies performed on an undiscounted basis by an independent third party actuarial firm and reviewed by management. This liability is based on personal injury claims filed and an estimate of claims incurred but not yet reported. Actual results may vary from estimates due to the number, type and severity of the injury, costs of medical treatments and uncertainties in litigation. Adjustments to the liability are reflected within operating expenses in the period in which changes to estimates are known. Personal injury claims in excess of self-insurance levels are insured up to certain coverage amounts, depending on the type of claim and year of occurrence. For the period from January 1, 2023 to April 13, 2023, the Company recognized $7.6 million due to accruals, including unfavorable judgments on claims filed against the Company. These increases were partially offset by a decrease of $5.5 million due to payments made on claims during the period. The last actuarial study was based on personal injury claims through October 31, 2022.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
The personal injury liability activity was as follows:

(in millions of U.S. dollars)	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	For the year ended December 31, 2022
Balance at beginning of year	$36.7	$32.6
Accruals	7.6	18.3
Changes in estimate	—	1.4
Payments	(5.5)	(15.6)
Balance at end of year	$38.8	$36.7
Tax Contingencies. Information regarding tax contingencies is included in Note 12, Income Taxes — Tax Contingencies.
Contractual Agreements. In the normal course of business, the Company enters into various contractual agreements related to commercial arrangements and the use of other railroads’ or governmental entities’ infrastructure needed for the operations of the business. The Company is involved or may become involved in certain disputes involving transportation rates, product loss or damage, charges, and interpretations related to these agreements. While the outcome of these matters cannot be predicted with certainty, the Company believes that, when resolved, these disputes will not have a material effect on its Consolidated Financial Statements.
On July 14, 2022, KCSM reached an agreement with the SICT to fund a new investment in the Celaya-NBA Line Railway Bypass and related infrastructure in an amount not to exceed Ps.4.0 billion (approximately $200.0 million USD). In exchange for the investment, the SICT agreed to amend KCSM’s Concession Title effective July 14, 2022, to extend the exclusivity rights granted to KCSM for an additional period of 10 years. Under this amendment, KCSM’s exclusivity will now expire in 2037.
Credit Risk. The Company continually monitors risks related to economic changes and certain customer receivables concentrations. Significant changes in customer concentration or payment terms, deterioration of customer creditworthiness, bankruptcy, insolvency or liquidation of a customer, or weakening in economic trends could have a significant impact on the collectability of the Company’s receivables and its operating results. If the financial condition of the Company’s customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required. The Company has recorded provisions for uncollectability based on its best estimate as of April 13, 2023.
Panama Canal Railway Company (”PCRC”) Guarantees and Indemnities. At April 13, 2023, the Company had issued and outstanding $5.8 million under a standby letter of credit to fulfill its obligation to fund fifty percent of the debt service reserve and liquidity reserve established by PCRC in connection with the issuance of the 7.0% Senior Secured Notes due November 1, 2026 (the “PCRC Notes”). Additionally, KCS has pledged its shares of PCRC as security for the PCRC Notes.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
Note 16. Geographic Information
The Company strategically manages its rail operations as one reportable business segment over a single coordinated rail network that extends from the midwest and southeast portions of the United States south into Mexico and connects with other Class I railroads. Financial information reported at this level, such as revenues, operating income and cash flows from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating overall financial and operational performance, market strategies, as well as the decisions to allocate capital resources. The Company’s chief operating decision-maker was the chief executive officer.
The following tables provide information by geographic area:

		For the year ended
(in millions of U.S. dollars)	For the period from January 1, 2023 to April 13, 2023 (Unaudited)	December 31, 2022	December 31, 2021
Revenues
U.S.	$507.3	$1,816.2	$1,580.6
Mexico	491.0	1,554.2	1,366.7
Total revenues	$998.3	$3,370.4	$2,947.3

(in millions of U.S. dollars)	At April 13, 2023 (Unaudited)	At December 31, 2022
Property and equipment (including Concession assets), net
U.S.	$5,917.9	$5,885.3
Mexico	3,498.3	3,477.1
Total property and equipment (including Concession assets), net	$9,416.2	$9,362.4

Note 17. Subsequent Events
The effects of events that have occurred subsequent to April 13, 2023, were evaluated through July 27, 2023, the date the financial statements were available to be issued.
Merger Agreement
CP assumed control of KCS on the “Control Date” after having received approval from the STB, as further described in Note 3, Merger Agreement.
Termination of Revolving Credit Facility
On May 11, 2023, KCS terminated the revolving credit facility.
Debt Exchange
On March 20, 2023, CP announced the commencement of offers to exchange any and all validly tendered (and not validly withdrawn notes) and accepted notes of seven series, detailed in table below, each previously issued by KCS (the "Old Notes") for notes issued by Canadian Pacific Railway Company (“CPRC”) (the “CPRC Notes”), a wholly-owned subsidiary of CP, and unconditionally guaranteed on an unsecured basis by CP. Each CPRC Note in a series contains the same interest rates, interest payment dates, maturity dates, and substantively the same redemption provisions as the corresponding series of Old Notes.
In exchange for each $1,000 principal amount of Old Notes that was validly tendered prior to March 31, 2023 (the “Early Participation Date”) and not validly withdrawn, holders of Old Notes received consideration consisting of $1,000 principal amount of CPRC Notes and a cash amount of $1.00. This total consideration included an early participation premium,

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements-(Continued)
consisting of $30 principal amount of CPRC Notes per $1,000 principal amount of Old Notes. In exchange for each $1,000 principal amount of Old Notes that was validly tendered after the Early Participation Date but prior to the expiration of the exchange offers on April 17, 2023 and not validly withdrawn, holders of Old Notes received consideration consisting of $970 principal amount of CPRC Notes and a cash amount of $1.00. On April 19, 2023, the exchange offers were settled with third parties, while KCS issued common shares to a subsidiary of CP as consideration for the assumption of debt obligations. On May 12, 2023, in connection with the Revolving Credit Facility described above, the guarantees of the Old Notes were automatically released.
The detail of the Old Notes exchanged is as follows:

(in millions of U.S. dollars, except percentages)	At April 19, 2023 (unaudited)
Series of Old Notes Subject to Exchange	Aggregate Principal Amount Tendered and Consents Received	Percentage of Total Outstanding Principal Amount of such Series of Old Notes Tendered and Consenting
3.125% senior notes, due 2026	226.9	90.76%
2.875% senior notes, due 2029	414.8	97.61%
4.30% senior notes, due 2043	448.5	99.96%
4.95% senior notes, due 2045	463.1	92.77%
4.70% senior notes, due 2048	497.9	99.57%
3.50% senior notes, due 2050	542.5	98.65%
4.20% senior notes, due 2069	420.5	98.94%
Total	$3,014.2

Satisfaction and Discharge of 2023 Notes
On April 24, 2023, KCS irrevocably deposited $646.6 million of non-callable government securities to the KCS 2023 note trustee to satisfy and discharge KCS's obligations under two series of notes that mature in 2023 (the “KCS 2023 Notes”) and were not included within the debt exchange. This deposit was funded through a capital contribution of $615.0 million by CP and cash on hand. As a result of the satisfaction and discharge, the obligations of KCS under the indenture with respect to the KCS 2023 Notes were terminated, except those provisions of the indenture that, by their terms, survive the satisfaction and discharge. The balances of principal and interest outstanding as of April 24, 2023 on the two series of notes were $444.9 million and $202.6 million, respectively. On May 15, 2023, the $439.1 million 3.00% senior notes were repaid by release of funds from the trustee. This transaction, along with the debt exchange mentioned above, relieved KCS from continuous disclosure obligations.